August 5, 2024

Tetsuya Yonehana
Chief Financial Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330

       Re: Mitsubishi UFJ Financial Group, Inc.
           Form 20-F for the Fiscal Year Ended March 31, 2023
           Form 20-F for the Fiscal Year Ended March 31, 2024
           File No. 000-54189
Dear Tetsuya Yonehana:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance